

Mail Stop 4631

June 8, 2009

Via U.S. mail and facsimile

Mr. Randall J. Hylek
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

      RE: Form 10-K for the fiscal year ended June 28, 2008
                Form 10-Q for the period ended March 28, 2009
                Definitive Proxy Statement filed September 17, 2008
                    File No. 1-367

Dear Mr. Hylek:

      We have reviewed your response to comment 8 in our letter dated April 9, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

Cash Incentive Compensation, page 7

1. We note your response to comment 8 in our letter dated April 9, 2009. However, your disclosure regarding how the cash incentive compensation amounts are calculated is still unclear. Therefore, in future filings please explain in greater detail how you calculate income before tax as a percentage of net sales from consolidated

results of operations and quantify this amount. Clarify whether the amounts used to calculate this measure are the same as items reflected on your financial statements or whether you adjusted these amounts. If these amounts were adjusted, explain how.

2. With respect to the cash bonus plan for Mr. Aspin, please demonstrate to us how disclosing the sales target component would potentially provide competitors information regarding pricing information to gain a competitive advantage over the company. Explain whether the sales target is based on the Net Sales line item from the Consolidated Statements of Operations in your financial statements. Please note that unless required by Instruction 2 to Item 402(b) of Regulation S-K, the sales target should be disclosed for previous completed fiscal years contained in the tables.

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Please respond to these comments along with the comments included in our letter dated May 28, 2009 within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, at (202) 551-3746 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief